EXHIBIT  5

Clarification of the report that the company’s cash dividend for 2011 will be targeting NT$5.5

Date of events: 2012/01/31

Contents:

1.Name of the reporting media: Commercial Times

2.Date of the report:2012/01/31

3.Content of the report: The company’s cash dividend for 2011 will be targeting NT$5.5.

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information:

The company has not disclosed dividend distribution for 2011. Any related information will be announced upon the Board’s approval.

6.Countermeasures:None

7.Any other matters that need to be specified: None